UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

**Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940**

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

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1. Name and Address of Reporting Person* *(Last, First, Middle)*

Glaser, Gary A.

National City Bank
155 East Broad Street
_____
(Street)

Columbus, Ohio 43215
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(City)   (State)   (Zip)

2. Issuer Name and Ticker or Trading Symbol

National City Corporation (NCC)

4. Statement for *(Month/Day/Year)*

December 13, 2002

6. Relationship of Reporting Person(s) to Issuer *(Check All Applicable)*

☐ Director   ☐ 10% Owner
☒ Officer *(give title below)*
☐ Other *(specify below)*

Executive Vice President

3. I.R.S. Identification Number of Reporting Person, if an entity *(Voluntary)*

5. If Amendment, Date of Original *(Month/Day/Year)*

7. Individual or Joint/Group Filing *(Check Applicable Line)*

☐ Form filed by One Reporting Person
☐ Form filed by More than One Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security *(Instr. 3)*	2. Transaction Date *(Month/Day/Year)*	2a. Deemed Execution Date, if any. *(Month/Day/Year)*	3. Transaction Code *(Instr. 8)*		4. Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)*			5. Amount of Securities Beneficially Owned Following Reported Transactions(s) *(Instr. 3 and 4)*	6. Ownership Form: Direct (D) or Indirect (I) *(Instr. 4)*	7. Nature of Indirect Beneficial Ownership *(Instr. 4)*
			Code	V	Amount	(A) or (D)	Price			
Common Stock	12/13/02		G		2,500	D		75,647	D	
Common Stock (NCC 401(k) Plan)					5,226.507	D				
Common Stock (Resricted Stock)					21,400.00	D				

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Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security *(Instr. 3)*	2. Transaction Date *(Month/Day/Year)*	2a. Deemed Execution Date, if any. *(Month/Day/Year)*	3. Transaction Code *(Instr. 8)*		4. Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)*			5. Amount of Securities Beneficially Owned Following Reported Transactions(s) *(Instr. 3 and 4)*	6. Ownership Form: Direct (D) or Indirect (I) *(Instr. 4)*	7. Nature of Indirect Beneficial Ownership *(Instr. 4)*
			Code	V	Amount	(A) or (D)	Price			
Common Stock	12/13/02		G		2,500	D		75,647	D	
Common Stock (NCC 401(k) Plan)					5,226.507	D				

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security *(Instr. 3)*	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date *(Month/Day/Year)*	3a. Deemed Execution Date, if any *(Month/Day/Year)*	4. Transaction Code *(Instr. 8)*		5. Number of Derivative Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)*	
				Code	V	(A)	(D)
Options (Rights to Buy)	(1)						

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Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued
(*e.g.*, puts, calls, warrants, options, convertible securities)

6. Date Exercisable and Expiration Date *(Month/Day/Year)*		7. Title and Amount of Underlying Securities *(Instr. 3 and 4)*		8. Price of Derivative Security *(Instr. 5)*	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) *(Instr. 4)*	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) *(Instr. 4)*	11. Nature of Indirect Beneficial Ownership *(Instr. 4)*
Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
(1)	(1)	Common Stock	407,817.00		407,817.00	D	

Explanation of Responses:

(1) These options were granted under the Isuer's Stock Option Plans between 7/28/97 and 7/24/02 at exercise prices ranging from $26.64 to $33.9375. Options generally expire 10 years from the date of its grant. The options become exercisable 50% annually after the grant date. The exercisablity of some options which were intended to qualify as ISO's may be further limited by the IRC. Additional options granted in connection with the exercise of an origianl stock option grant become exercisable 6 months after grant and have the same termination date as the underlying original option.

Gary A. Glaser by Carlton E. Langer, Attorney-in-Fact	12/16/02
**Signature of Reporting Person	Date

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** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff (a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.